UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
This Form C-AR is being submitted under the temporary final rules in response to the COVID-19 Pandemic. Company was unable to prepare its report and accompanying financials due to its business interruptions during the months of March-May.
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Stareable, Inc.

Legal status of issuer

    Form
    Corp

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 28, 2015

Physical address of issuer
268 East Broadway, New York, NY, US

Website of issuer
http://www.stareable.com

Current number of employees
1

	Most recent fiscal year-end (2019)	Prior fiscal year-end (2018)
Total Assets	$58,626	$45,604
Cash and Cash Equivalents	$58,626	$45,604
Accounts Receivable	$0	$0
Short-term Debt	$25,165	$22,315
Long-term Debt	$0	$0
Revenues/Sales	$59,187	$48,383
Cost of Goods Sold	$87,389	$41,761
Taxes Paid	$0	$450
Net Income	-$274,827	-$294,668

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Ajay Kishore
(Signature)

Ajay Kishore
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ajay Kishore
(Signature)

Ajay Kishore
(Name)

Director
(Title)

6/5/2020
(Date)

/s/ Michael Chow
(Signature)

Michael Chow
(Name)

Director
(Title)

6/5/2020
(Date)

/s/Bernie Su
_____
(Signature)

Bernie Su
_____
(Name)

Director
_____
(Title)

6/5/2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Self-Certification of Financials

I, Ajay Kishore, being the CEO, Director of Stareable, Inc. a Corp (the **"Company"**), hereby certify as of the date of this Form C-AR that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2018 and December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the years ending December 31, 2018 and December 31, 2019, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/ Ajay Kishore
(Signature)

Ajay Kishore
(Name)

CEO, Director
(Title)

6/4/2020
(Date)

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)


June 4, 2020

Stareable, Inc.




This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering Memorandum:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this offering may be found at: https://www.republic co/stareable

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the securities.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C.

The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective investor is urged to read this Form C and the Exhibits hereto in their entirety.

Stareable, Inc. is a Delaware Corp incorporated/formed on September 28, 2015

The Company is located at 268 East Broadway, New York, NY, US.

The Company's website is http://www.stareable.com

The Company conducts business in All 50 U.S. States.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/stareable and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

BUSINESS

Description of the Business

Stareable is the largest community of web series creators, providing tools and services through our online platform that helps 6000 of them engage, grow, and monetize their audiences. We connect these creators to mainstream Hollywood through our leading web series and indie TV festival, Stareable Fest. Our festival boasted sponsors like Dropbox, Adobe, and Shutterstock in 2019 and has already closed AMC Networks for the 2020 event.

Business Plan

Stareable makes money through their online platform via a revenue-share with their creators. As creators sell subscriptions and accept one-time payments, Stareable receives 5% plus transaction fees. Stareable also monetizes their festival via submission fees (creators pay to be considered for awards and the marketplace), ticket sales (to attend the event) and brand sponsorships (for companies who wish to access the creators in attendance).

The Company's Products and/or Services

Product / Service	Description	Current Market
Stareable.com	An online community of web series creators, helping them engage, grow, and monetize their audiences	Creator-focused platform; 50M digital video creators worldwide

Stareable Fest	The premiere web series and indie festival in the US	Web series and indie TV creators; mainstream Hollywood networks, studios, and agencies; Brands looking to access our talented, diverse community of creators

Competition

Patreon allows a variety of creators to offer membership tiers, making it our primary competitor. We do not view hosting sites as competitors because we embed creators' original content directly from sites like YouTube, Vimeo, and Facebook instead of hosting it ourselves. By embedding our content, we allow creators to pursue a freemium approach with their audience rather than being forced to choose between promoting their content on their exclusive hosting platform or steering fans towards monetization platforms like Patreon.

Customer Base

Our customer base consists of web series creators and their audiences.

Intellectual Property

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any litigation.

DIRECTORS

The directors and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ajay Kishore	Director, CEO	Stareable Inc. - CEO. 2015 - Present	B.A. in Electrical Engineering and Economics - Yale University
Michael Chow	Director	XRM Media - Co-Founder and Chief Instigator. 2016-Present MNM Creative - Co-Founder and Managing Partner	MBA - Rice University B.S. Architectural Engineering - University of Texas, Austin
Bernie Su	Director	96 Next - Founder. May 2018 - Present Pemberley Digital - Co-Founder, Executive Producer, Showrunner. 2012-2018	Bachelor's in communication - University of California San Diego

Ajay Kishore
Ajay Kishore is the founder and CEO of Stareable, the largest community of web series creators and creator of Stareable Fest, one of the top indie TV and web series festivals in the country, connecting creators with mainstream Hollywood.

Michael Chow

Bernie Su Writer, Producer, and Interactive Storyteller. Three-time Primetime Emmy Award winner. Four-time Streamy Award winner. Peabody Award Winner

OFFICERS

The officers and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Ajay Kishore	Director, CEO	Stareable Inc. - CEO. 2015 - Present	B.A. in Electrical Engineering and Economics

			- Yale University
John Langhauser	CTO	Stareable Inc. - CTO. June 2017 - Present AdhereTech - CoFounder and COO. September 2019 - Present.	M.S. Computer Science - Yale University B.S. Electrical Engineering and Computer Science - Yale University

Ajay Kishore
Ajay Kishore is the founder and CEO of Stareable, the largest community of web series creators and creator of Stareable Fest, one of the top indie TV and web series festivals in the country, connecting creators with mainstream Hollywood.

John Langhauser

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 1 employee.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following classes of securities:

Type/Class of security	Common Stock
Amount Authorized	18,000,000
Amount outstanding/Face Value	8,779,424
Par Value (if applicable)	.0001
Voting Rights	Yes
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	56.5%
Other Rights	

Type/Class of security	Preferred Stock
Amount Authorized	6,000,000
Amount outstanding/Face Value	4,911,919
Par Value (if applicable)	.0001
Voting Rights	Yes
Anti-Dilution Rights	
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Company may authorize more Preferred Stock which may dilute holders of Preferred Stock
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	31.6%
Other Rights	

The Company has the following debt outstanding:

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Class of security held	Percentage ownership
Ajay Kishore	Common Stock	53%%
XRM Media Stareable	Preferred Stock	20%%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Stareable, Inc. ("the Company") was incorporated on September 28, 2015 under the laws of the State of Delaware, and is headquartered at 268 East Broadway, New York, NY, US. Stareable is the largest community of web series creators, providing tools and services through our online platform that helps 6000 of them engage, grow, and monetize their audiences. We connect these creators to mainstream Hollywood through our leading web series and indie TV festival, Stareable Fest. Our festival boasted sponsors like Dropbox, Adobe, and Shutterstock in 2019 and has already closed AMC Networks for the 2020 event.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. On April 26, 2020 the Company conducted an offering pursuant to regulation CF and raised $91,491.

The Company had $106,913 in cash as of May 11, 2020.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Valuation
The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see Exhibit C for subsequent events and applicable disclosures:

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	$371,158	General operations	04/23/2018	Rule 506(b)
Convertible Note	$5,000	General Operations	2/21/2017	Rule 4(a)(2)
Convertible Note	$10,000	General Operations	4/7/2017	Rule 4(a)(2)
Convertible Note	$5,000	General Operations	8/10/2017	Rule 4(a)(2)
Crowd SAFE	$91,491	General Operations	4/26/2020	Rule 4(a)(6)

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the investor may not transfer the securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.
Other Material Terms

- The Company does not have the right to repurchase the securities.
- The securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD HAVE CONSULTED WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the

Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: None.

EXHIBIT B

Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE *"ESCROW AGENT"*) SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT C
Financials

STAREABLE INC
Balance Sheet
As of December 31, 2019

	Dec 31, 19	Dec 31, 18
ASSETS		
Current Assets		
Checking/Savings		
Cash - Chase	58,626.35	45,604.23
Total Checking/Savings	58,626.35	45,604.23
Total Current Assets	58,626.35	45,604.23
TOTAL ASSETS	**58,626.35**	**45,604.23**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Credit Card - Brex, Inc.	300.78	0.00
Credit Card - Chase Ink	14,864.93	12,315.61
Total Credit Cards	15,165.71	12,315.61
Other Current Liabilities		
Officer Loan	10,000.00	10,000.00
Total Other Current Liabilities	10,000.00	10,000.00
Total Current Liabilities	25,165.71	22,315.61
Total Liabilities	25,165.71	22,315.61
Equity		
Add'l Paid In Capital	4,326.00	4,326.00
Common Stock	735,000.00	450,000.00
Retained Earnings	-431,037.38	-136,369.13
Net Income	-274,827.98	-294,668.25
Total Equity	33,460.64	23,288.62
TOTAL LIABILITIES & EQUITY	**58,626.35**	**45,604.23**

STAREABLE INC
Profit & Loss
January through December 2019

	Jan - Dec 19	Jan - Dec 18
Income		
Festival revenue	42,986.06	0.00
Sales	16,201.22	48,383.19
Total Income	59,187.28	48,383.19
Cost of Goods Sold		
Conferences/Live shows	27,312.11	41,761.79
Festival consultant	9,000.00	0.00
Festival expenses	51,077.08	0.00
Total COGS	87,389.19	41,761.79
Gross Profit	-28,201.91	6,621.40
Expense		
Advertising	11,392.87	8,842.93
ask my accountant	0.00	30.00
Bank Charges	94.00	199.23
Computer expenses	15,359.23	16,738.13
Consulting Fees	28,786.35	30,080.76
Donations	500.00	0.00
Dues and Subscriptions	381.67	856.72
Insurance	1,536.08	1,046.94
Interest	2,224.10	714.62
Meals	1,398.54	2,211.80
Miscellaneous	0.00	130.14
Office Supplies	803.37	3,595.60
Online Fees	1,566.75	1,065.07
Payroll Expenses	0.00	9,336.42
Payroll Processing fees	765.70	309.00
Payroll Taxes	0.00	12,646.04
Postage	25.65	45.34
Printing	0.00	99.28
Professional fees	1,550.00	22,614.00
Rent	5,040.00	18,900.00
Software	154.75	0.00
Taxes	0.00	450.00
Training	0.00	16.00
Travel	3,656.63	6,054.02
Wages	171,390.38	165,307.61
Total Expense	246,626.07	301,289.65
Net Income	**-274,827.98**	**-294,668.25**